# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. BERKLEY CORPORATION, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001142206
Persons authorized to receive notices and communications: Mitsui Sumitomo Insurance Co.,, Ltd., Attn: Kunihisa Kawasaki, 9, Kanda-Surugadai, 3-chome, Chiyoda-Ku, Tokyo, Japan (M0), 101-8011, 81-3-3259-1462; Debevoise & Plimpton LLP,, Attn: Eric T. Juergens, Esq, 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Mitsui Sumitomo Insurance Co., Ltd. (CIK 0001142206): type of reporting person: insurance company (IC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 58,780,450; shared voting power 0; sole dispositive power 58,780,450; shared dispositive power 0; aggregate amount beneficially owned 58,780,450 (15.8% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by WR Berkley & Others LLC ("Family Holdings"), as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- MS&AD Insurance Group Holdings, Inc. (CIK 0001431048): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 58,780,450; sole dispositive power 0; shared dispositive power 58,780,450; aggregate amount beneficially owned 58,780,450 (15.8% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by Family Holdings, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: W. R. BERKLEY CORPORATION
Address of issuer's principal executive offices: 475 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Comment: This Amendment No. 4 amends the Statement on Schedule 13D initially filed on December 11, 2025 with the Securities and Exchange Commission, and amended on January 14, 2026, February 6, 2026 and March 5, 2026 (as amended, the "Statement") by MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety to read as follows:

The persons filing this Statement are MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan, and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan. MS&AD Holdings is an insurance holding company, the shares of which are listed on the Tokyo Stock Exchange and Nagoya Stock Exchange. MSI is an insurance company and a wholly-owned subsidiary of MS&AD Holdings.
Residence or business address: The principal business address of MS&AD Holdings is Tokyo Sumitomo Twin Building (West Tower), 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan. The principal business address of MSI is 9, Kanda-Surugadai 3-chome, Chiyoda-Ku, Tokyo, Japan.
Present principal occupation or employment: Schedule A to this Statement includes the name, business address, present principal occupation or employment and citizenship of the directors and executive officers of each of the Reporting Persons and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor any of their respective directors or executive officers identified in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons nor any of their respective directors or executive officers identified in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MS&AD Holdings and MSI are organized under the laws of Japan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by replacing the second to last paragraph of Item 4 with the following:

In connection with MSI's acquisition of fifteen percent (15%) of the Outstanding Agreement Shares, MSI designated Andrew Carrier, an executive officer of MSI, to serve as a director of the Issuer. Mr. Carrier was nominated to the slate of directors up for election to the Issuer's Board at the Issuer's 2026 annual meeting by the Issuer's Board following the recommendation of the Issuer's Nominating and Corporate Governance Committee to the Board. On June 3, 2026, Mr. Carrier was elected to the Board at the annual meeting of stockholders of the Issuer. Mr. Carrier was designated by MSI pursuant to the terms of the Framework Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

MSI beneficially owns 58,780,450 shares of Common Stock, representing fifteen and eight-tenths percent (15.8%) of the shares of Common Stock outstanding. Because MSI is its wholly-owned subsidiary, MS&AD Holdings may, in accordance with the rules of the Securities and Exchange Commission, be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned by MSI. MS&AD Holdings disclaims beneficial ownership of such shares. The percentage beneficial ownership of the Reporting Persons has been determined based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by Family Holdings. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by Family Holdings. As of March 5, 2026, Family Holdings beneficially owns an aggregate of 63,515,547 shares of Common Stock (approximately seventeen and one-tenth percent (17.1%) of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with Family Holdings.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: Each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Statement, has effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.14 Joint Filing Agreement, dated December 11, 2025, by and between Mitsui Sumitomo Insurance Co., Ltd. and MS&AD Insurance Group Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 11, 2025)

99.15 Schedule A, dated June 4, 2026

## Signatures
- Mitsui Sumitomo Insurance Co., Ltd.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (06/04/2026)
- MS&AD Insurance Group Holdings, Inc.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (06/04/2026)